Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated August 12, 2024

Relating to Prospectus dated October 30, 2023

Registration Statement No. 333-275112

PRESTO AUTOMATION INC.

This free writing prospectus relates to the Registration Statement on Form S-3 (File No. 333-275112), including the prospectus therein (the “Registration Statement”), that Presto Automation Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

The Company has attached to this free writing prospectus excerpts from its Form 8-K filed with the SEC related to an offering of the Company’s securities pursuant to the Company’s agreement with Triton Funds LP (“Triton”) dated July 24, 2024 (the “Triton Agreement”).

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates, and such registration statement has become effective. Before you invest, you should read the prospectus in the registration statement and the documents incorporated by reference therein for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

General

Set forth below in more detail is information regarding the Company’s liquidity position and recent issuances of securities. The Company intends to continue offering shares under the Triton Agreement pursuant to the prospectus supplement that it filed on July 25, 2024. However, as set forth below in more detail, absent further forbearance from the Lenders under the Loan Agreements, which the Lenders have currently indicated they are unwilling to provide, investors will lose their entire investment as soon as August 16, 2024.

Short-Term Liquidity

As of August 9, 2024, the Company had virtually no cash on hand, including cash necessary to meet its payroll obligations. In order to meet its immediate obligations, including payroll, on August 12, 2024, the Company has agreed to issue a subordinated convertible note to Remus Capital Series B II, L.P. (“Remus”), an entity affiliated with Krishna Gupta, a member of our Board of Directors, in consideration for $650,000 which it expects to receive on August 12, 2024. Of this amount, $100,000 will be used to pay fees and expenses, resulting in net proceeds of $550,000.

Defaults under Credit Facility

Pursuant to agreements (the “Loan Agreements”) that were previously disclosed with the Company’s senior secured lenders (the “Lenders”) for which Metropolitan Partners Group Administration LLC acts as the administrative, payment and collateral agent, the Company was required to raise $2.0 million of gross proceeds on or before August 1, 2024:

●	The Company raised $838,865 as of August 6, 2024 and received a deferral until August 15, 2024 (the “Deferral”) of the aforementioned deadline conditioned on the Company making certain payments to the Lenders on or before August 7, 2024. The Company failed to make such payments. As a result, the Company currently has uncured defaults under the Loan Agreements.

●	Absent such defaults, the Company would be required to raise $3.2 million of net proceeds on or before August 15, 2024 (of which $550,000 are expected to be raised pursuant to a subordinated convertible note issued to Remus) in order to satisfy the terms of the Deferral. The Company is seeking to raise that money through the Triton Agreement (see below under “Agreement with Triton).

Nevertheless, the Company’s lenders have indicated to the Company that (a) they do not intend to grant any further forbearance for the Company’s defaults, (b) they will give the Company an opportunity to explain how it believes it can raise the required funds and not exercise remedies, including foreclosure, before August 15, 2024, and (c) they may exercise remedies, including foreclosure, as soon as August 16, 2024, in which case investors will lose their entire investment. As set forth herein, under the terms of the agreement with Triton, it is not possible to raise the required funds on or before August 15, 2024 and the Company has no alternative source of financing.

Agreement with Triton

Past Issuances

As previously disclosed, the Company entered into a Common Stock Purchase Agreement (the “CSPA”) with Triton on July 24, 2024:

●	As set forth above, the Company raised $838,865 through August 6, 2024 in connection with the sale of 38,951,765 shares by Triton.

●	The Company is expecting to receive a further $281,699 in connection with the sale of 15,580,706 shares which closed on August 7, 2024, but for which the proceeds were not timely remitted by Triton.

●	On August 8, 2024, the Company issued 80,000,000 shares to Triton. The closing date for such sale is required to be no later than August 13, 2024. Based on the CSPA, Triton will be entitled to use a purchase price of $0.0016 per share, representing a 20% discount to the lowest trading price of the Common Stock in the 5 trading days prior to closing, which would generate gross proceeds of $128,000 and should be received by the Company on August 13, 2024.

Future Issuances

The Company has issued purchase notices to Triton in the separate amounts of 125 million, 175 million and 200 million shares as of August 11, 2024 and is delivering 125 million shares to Triton as of August 12, 2024:

●	Based on the terms of the CSPA, Triton is entitled to purchase these shares at a 20% discount to the lowest trading price within the 5 trading days prior to closing. Closing is required to occur at any time within 3 trading days of issuance. As a result, Triton is entitled to use the $0.0016 per share price and this issuance of the 500 million total shares to be potentially sold by Triton would generate gross proceeds of $800,000.

●	We expect that Triton will need to sell up to 1.325 billion shares in order to generate $2.65 million of gross proceeds.

●	Given the fact that only 125 million shares are being issued to Triton on August 12, 2024 and the fact that there is up to a 3-day closing cycle, the Triton Agreement does not provide any means to raise an additional $2.65 million on or before August 15, 2024.

The Lenders have indicated to the Company that (a) they do not intend to grant any further forbearance for the Company’s defaults, (b) they will give the Company an opportunity to explain how it believes it can raise the required funds and not exercise remedies, including foreclosure, before August 15, 2024, and (c) they may exercise remedies, including foreclose, as soon as August 16, 2024 in which case investors will lose their entire investment.

Anti-Dilution Trigger

The expected sale to Triton of 80 million shares at a price per share of $0.0016 will trigger antidilution protection that benefits previous investors in the Company’s shares. These antidilution adjustments will entitle investors to receive an additional 4.2 billion shares and 9.8 billion shares underlying convertible notes and warrants to acquire shares. These amounts are on top of previously disclosed antidilution issuances which the Company has not had the resources to effect. The Company’s fully diluted shares outstanding, after giving effect to all of these issuances, would be approximately 15.5 billion shares.

Securityholder	Subject Security	Impact of Recent Triton Offering
Presto CA	Common Stock	Issuance of 1,709,070,763 additional shares. Reduction of New Issuance Price from $0.01808 to $0.0016.
November 2023 Purchasers	Common Stock	Issuance of 1,595,132,743 additional shares. Reduction of New Issuance Price from $0.01808 to $0.0016.
Lenders	Third Amendment Conversion Warrants	Increase in the number of shares underlying the Third Amendment Conversion Warrants from 331,858,407 to 3,707,142,870 shares. Reduction in the Applicable Price from $0.01808 to $0.0016.
	Fifth Amendment Conversion Warrants	Increase in the number of shares underlying the Fifth Amendment Conversion Warrants from 117,772,096 to 1,315,615,263 shares. Reduction in the Applicable Price from $0.01808 to $0.0016.
January 2024 Noteholders	January 2024 Notes	Issuance of an aggregate 5,127,212,368.00 additional shares underlying the principal of the January 2024 Notes. Reduction of Conversion Price from $0.01808 to $0.0016.
May 2024 Purchasers	Common Stock	Issuance of 868,777,168 additional shares. Reduction of New Issuance Price from $0.01808 to $0.0016.

Longer-Term Liquidity

Under the Loan Agreements, the Company is required to raise an additional $32.0 million by no later than the Forbearance Date in order to facilitate negotiations with the Lenders for the assignment and restructuring of their loan. As previously disclosed:

●	The Company has not received any indication of interest from a third party investor to invest any amount in the Company; and

●	Mr. Gupta has indicated to the board that Remus Capital has “circled” $10.0 million; however, despite requests by the board, Mr. Gupta has not provided any evidence of the existence of such funds.

Convertible Note with Remus

General Terms

As referenced above, on August 12, 2024, the Company intends to execute and issue to Remus, an entity affiliated with Krishna Gupta, a member of our Board of Directors, a subordinated convertible note in the principal amount of $650,000 (the “August Note”) in consideration for a cash investment of $650,000 from Remus. The form of the August Note is attached as Exhibit 10.1.

The key terms of the August Note are as follows:

●	PIK Interest. Interest on the August Note accrues monthly by increasing principal at a rate of 7.5% per annum. The interest rate shall increase to 12% in the case of an event of default.

●	Conversion. The August Note is convertible into 96,726,190 shares of common stock, par value $0.0001 per share (“Common Stock”), at the option of the holder at a conversion price of $0.00672 per share, which represents a 20% premium to the closing price of the Company’s common stock on August 9, 2024. The conversion rate is subject to adjustment in connection with any stock split, stock dividend or similar action. The August Note shall convert mandatorily into Common Stock at the then prevailing conversion price immediately prior to (a) a Restructuring Transaction, and (b) a Change of Control transaction with a financial investor (in each case, as such terms are defined in the August Note). For these purposes:

●	Subordination. The August Note is subject to the terms and conditions of the indebtedness (the “Senior Indebtedness”) outstanding under the Credit Agreement (as defined below) and additional provisions set forth in the August Note, including, without limitation, (i) the August Note is subordinated to the prior payment in cash in full of the Senior Indebtedness, and (ii) no principal or interest may be paid in cash on the August Note prior to the repayment in cash in full of the Senior Indebtedness.

Registration Rights Agreement

The Company entered into a Registration Rights Agreement with the August Note holder (the “Registration Rights Agreement”) dated August 12, 2024. Under the Registration Rights Agreement, the Company is required to file a registration statement (“Registration Statement”) with the SEC within 90 days following the date of the Registration Rights Agreement for purposes of registering the resale of the shares of Common Stock issuable upon conversion of the August Note. The Company is also required to use commercially reasonable efforts to cause the SEC to declare the Registration Statement effective as promptly as possible after the filing of the Registration Statement and no later than the earlier of (i) the 150th calendar day following the date of the Registration Rights Agreement and (ii) the 5th trading day after the date the Company is notified by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. The Company is also required to use its commercially reasonable efforts to keep each Registration Statement continuously effective under the Securities Act of 1933, as amended (the “Securities Act”) until the earlier of (i) such time as all of the registrable securities covered by such Resale Registration Statement have been sold by the holders publicly or pursuant to Rule 144 or (ii) the date that all registrable securities covered by such Registration Statement may be sold by non-affiliates of the Company without volume or manner-of-sale restrictions under Rule 144, and without the requirement for the Company to be in compliance with the current public information requirements under Rule 144, as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company’s transfer agent and the affected holders.

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